UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

ASCENT INDUSTRIES CO.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

871565107

(CUSIP Number)

RYAN LEVENSON

PRIVET FUND MANAGEMENT LLC

79 West Paces Ferry Road

Suite 200B

Atlanta, Georgia 30305

(404) 419-2670

Rick Miller

Amy Wilson

Bryan Cave Leighton Paisner LLP

One Atlantic Center

Fourteenth Floor

1201 Peachtree St. NW

Atlanta, Georgia 30309

Phone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2024

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107

1	NAME OF REPORTING PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,673,648
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,673,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 871565107
1	NAME OF REPORTING PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,673,648
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,673,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 871565107
1	NAME OF REPORTING PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,673,648
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,673,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported as owned by each person named herein is based upon 10,129,683 Shares outstanding as of May 6, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

As of the date hereof, Privet Fund beneficially owned 1,673,648 Shares, constituting approximately 16.5% of the Shares outstanding.

Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,673,648 Shares owned by Privet Fund, constituting approximately 16.5% of the Shares outstanding. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,673,648 Shares owned by Privet Fund, constituting approximately 16.5% of the Shares outstanding.

Based on UPG’s most recent Schedule 13D/A filed with the SEC on July 2, 2020, UPG beneficially owns 783,998 Shares. Collectively, UPG and Privet beneficially own 2,457,646 Shares, which represents approximately 24.3% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 783,998 Shares beneficially owned by UPG.

(c) On May 29, 2024, Privet Fund sold 172,995 Shares at a price of $10.32 per share.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2024

PRIVET FUND LP

By: Privet Fund Management LLC,

Its General Partner

By: /s/ Ryan Levenson

Name: Ryan Levenson

Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson

Name: Ryan Levenson

Its: Managing Member

/s/ Ryan Levenson

Ryan Levenson